Exhibit 3.1

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APX GROUP, INC.

APX Group, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is APX Group, Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on April 5, 2006 and thereafter amended and restated on April 18, 2006, July 11, 2007, and October 2, 2009, and was further amended by articles of amendment filed with the Secretary of State on December 30, 2010.

2. This Fourth Amended and Restated Certificate of Incorporation attached as Exhibit A hereto has been duly adopted by the corporation’s board of directors and stockholders in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

3. The Certificate of Incorporation of APX Group, Inc. is hereby amended and restated in its entirety as set forth in Exhibit A hereto.

Executed this 19th day of December, 2011.

APX GROUP, INC.

By:	/s/ Todd R. Pedersen
Name:	Todd R. Pedersen
Title:	Chief Executive Officer

Exhibit A

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APX GROUP, INC.

FIRST: The name of the corporation (the “Corporation”) is APX Group, Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of all classes of stock that the Corporation has authority to issue is 138,464 shares, consisting of:

(a) 25,563 shares of Series A Common Stock, par value $.01 per share (“Series A Common Stock”);

(b) 25,563 shares of Series B Common Stock, par value $.01 per share (“Series B Common Stock” and, together with Series A Common Stock, “Voting Common Stock”);

(c) 1,550 shares of Series C Common Stock, par value $.01 per share (“Series C Common Stock” or “Nonvoting Common Stock”), and together with Series A Common Stock and Series B Common Stock, “Common Stock”);

(d) 25,563 shares of Series A Preferred Stock, par value $.01 per share (“Series A Preferred Stock”);

(e) No shares of Series B Preferred Stock, par value $.01 per share (“Series B Preferred Stock”);

(f) 10,225 shares of Series C Preferred Stock, par value $.01 per share (“Series C Preferred Stock”); and

(g) 50,000 shares of Series D Preferred Stock, par value $.01 per share (“Series D Preferred Stock,” and, together with Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, “Preferred Stock”).

The powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of each class or series of stock of the Corporation shall be as follows:

Section 1. Voting Rights.

(a) Holders of Voting Common Stock shall have one vote per share on any matter as to which they are entitled to vote. Holders of Series C Common Stock and holders of Preferred Stock, except as expressly provided in Section 5 hereof, shall have no votes per share, such shares being nonvoting stock. Except as otherwise required by law or set forth in this Certificate of Incorporation, the holders of Voting Common Stock shall be entitled to notice of any meeting of stockholders and shall vote together with each other as a single class upon any matter submitted to the stockholders for a vote.

(b) There shall be no cumulative voting.

Section 2. Dividends.

(a) Dividends may be declared and paid from funds lawfully available therefor as and when determined by the Board of Directors; provided that, except as expressly provided in Section 2(d) hereof, no dividends shall be declared or paid until all shares of Preferred Stock shall have been redeemed pursuant to Section 3 hereof.

(b) When and if declared, the holders of Common Stock shall share in such dividends equally pro rata based on the number of shares of Common Stock held by each such holder.

(c) Subject to Section 2(a) and Section 2(f) hereof, the holders of Series C Preferred Stock shall be entitled to monthly dividends, upon the terms set forth below, based solely on collections of RMR in the immediately preceding calendar month from a designated pool of security alarm contracts of Vivint, Inc. (f/k/a APX Alarm Security Solutions, Inc.) (“Vivint”), identified in a written list determined by the Corporation’s Board of Directors, a copy of which list shall be available from the Secretary of the Corporation upon request. Monthly dividends per share on the Series C Preferred Stock shall be calculated by determining the amount of the RMR, as defined below, actually received by Vivint, from contracts included in the Designated Contract Pool (as defined in the Credit Agreement), minus $13 per month per security alarm contract in the Designated Contract Pool outstanding at the end of the month, and dividing such total by the number of shares of Series C Preferred Stock outstanding at the time such dividends are paid. Dividends based on each month’s collection of RMR shall be paid by the Corporation on or before the last day of the following calendar month. The term RMR means the aggregate recurring, regular monthly amount paid by subscribers for a one (I) month period (regardless of whether any particular subscriber is billed monthly, quarterly, annually or otherwise); net of any monthly discounts afforded the subscriber (e.g., for prepayment or for paying by automatic clearinghouse or electronically); provided, however, that RMR shall not include any revenue attributable to or derived from: (a) reimbursement or prepayment of telephone line or other utility company charges associated with the installation, monitoring or furnishing of alarm services to the extent the same are passed through by Vivint to its subscribers for payment; (b) reimbursement for or payment of any false alarm assessments to the extent the same are passed through by Vivint to its subscribers for payment; (c) reimbursement for or payment of any taxes, fees or other charges imposed by any governmental authority or fire or law enforcement institutions relative to the furnishing of services pursuant to a security alarm contract to the extent the same are passed through by Vivint to its subscribers for payment; (d) guard response and patrol services; (e) unmonitored closed-circuit television equipment; (f) fire test, fire inspection services or fire monitoring services that are not provided in connection with security alarm monitoring; (g) service, maintenance or inspection agreements that are not provided in conjunction with security alarm monitoring; (h) third-party or wholesale monitoring services; (i) lease agreements that provide the subscriber with the option of buying the underlying alarm system for a nominal amount; (j) late fees or fees for returned checks; (k) reimbursement of franchise or license fees; (1) all other non-recurring charges from subscribers for services which are not provided on a regular and recurring basis such as installation and time and material charges; or (m) energy maintenance and related services. The holders of Series C Preferred Stock shall not have any right to any dividend or distribution derived from any source other than the Designated Contract Pool.

(d) Subject to Section 2(f) hereof, the holders of shares of Series D Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends per share of Series D Preferred Stock at the rate of ten percent (10%) per annum (the “Dividend Rate”) of the Series D Issuance Price (the “Series D Issuance Price” shall mean $1,000.00 per share of Series D Preferred Stock, as adjusted for subsequent stock dividends, stock splits, combinations, recapitalizations or the like with respect to shares of Series D Preferred Stock), prior and in preference to any declaration or payment of any cash dividend on any other class or series of Preferred Stock or the Common Stock of the Corporation. Such dividends shall accrue, whether or not declared by the Board of Directors, and compound quarterly and shall begin to accrue on a daily basis at the prorated Dividend Rate from the date hereof; provided, however, that such dividends shall only be payable upon the occurrence of a liquidation, sale, dissolution or winding up in accordance with Section 4 hereof. For the avoidance of doubt, for purposes of calculating the accrued dividends, the accrued dividend each quarter will be added to Series D Issuance Price as of the end of such quarter and function as the basis for calculating the dividend for the subsequent quarter. In the event (i) of a breach by the Corporation of any material provision of any Transaction Document (as defined herein), the result of which is that the holders of Series D Preferred Stock are adversely affected, (ii) of a material default by the Corporation and/or Vivint under any contractual obligation of the Corporation and/or Vivint to their respective institutional and/or bank lenders, or (iii) that holders of the Series D Preferred Stock have elected to redeem shares of Series D Preferred Stock pursuant to Section 3(b) hereof and the Company is prohibited from consummating such redemption on the Series D Redemption Date as contemplated by Section 3(h) hereof, in each case, that is not cured within thirty (30) days (such thirtieth (30th) day, the “Default Date”), the Dividend Rate shall increase by one percent (1%) per share of Series D Preferred Stock per annum effective as of the Default Date and the date of each three month (3) anniversary of the Default Date thereafter until all outstanding shares of Series D Preferred Stock are redeemed in full pursuant to Section 3 hereof. If any shares of Series D Preferred Stock are not redeemed for any reason within ninety (90) days of the Default Date, then at any time thereafter (so long as such shares of Series D Preferred Stock have not been redeemed), a Series D Majority Interest shall have the right to cause the Corporation and the Board of Directors of the Corporation, at the written request of a Series D Majority Interest, to retain a nationally recognized investment bank designated by a Series D Majority Interest and to initiate and proceed with, and to control the process related to, a full, bona-fide process to effectuate an Asset Sale or Change of Control (a “Dividend Default Sale”).

(e) The term “Transaction Document” shall mean each of (A) that certain Series D Preferred Stock and Warrant Purchase Agreement dated on or about the date hereof, (the “Series D Purchase Agreement”) by and among the Corporation, Vivint and the Investors (as defined therein), (B) that certain Amended and Restated Registration Rights Agreement dated on or about the date hereof by and among the Corporation and the Investors (as defined therein), (C) that certain Amended and Restated Stockholders Agreement, dated on or about the date hereof, by and among the Corporation and the stockholders party thereto, (D) those certain Stock Purchase Warrants issued pursuant to the Series D Purchase Agreement, and (E) this Certificate of Incorporation.

(f) Notwithstanding any other provision of this Certificate of Incorporation or the Corporation’s Bylaws to the contrary, the Corporation shall not (and shall have no obligation to) declare or pay dividends to the extent such dividends are prohibited by, would violate the terms of, or would cause a breach or default under that certain Credit and Guaranty Agreement, dated as of May 11, 2006 (as amended, restated, supplemented and otherwise modified from time to time) (the “Credit Agreement”) by and among Vivint, the other “Credit Parties” party thereto from time to time, the lenders party thereto from time to time, and Goldman Sachs Specialty Lending Group, L.P., as “Administrative Agent” and “Collateral Agent”.

Section 3. Redemptions.

(a) No shares of Preferred Stock or Common Stock (other than the Series D Preferred Stock) may be redeemed by the Corporation until all shares of Series D Preferred Stock have been redeemed pursuant to Section 3(b) or 3(c) hereof.

(b) (i) Subject to Section 3(h) hereof, at any time and from time to time on or after the earlier of (A) December 19, 2016, (B) a breach by the Corporation of any provision of any Transaction Document as a result of which the holders of Series D Preferred Stock are adversely affected in any material respect and which breach, if reasonably susceptible to being cured, is not cured within thirty (30) days of the first occurrence of such breach, or (C) a Change of Control that is elected not to be treated as a liquidation, dissolution or winding up pursuant to Section 4(g) hereof, holders of twenty percent (20%) or more of the outstanding shares of Series D Preferred Stock, voting as a separate class (the “Series D Requisite Interest”) may elect to have up to all of the outstanding shares of Series D Preferred Stock redeemed. In such event (but subject to Section 3(h) hereof), the Corporation shall redeem all of the outstanding shares of Series D Preferred Stock that the holders of Series D Preferred Stock elect to have redeemed, out of funds legally available therefor, for an amount per share equal to the Series D Redemption Price (as defined below). Any election by a Series D Requisite Interest pursuant to this Section 3(b)(i) shall be made by written notice to the Corporation and the other holders of Series D Preferred Stock at least thirty (30) days prior to the elected redemption date (the “Series D Redemption Date”). Upon such election, all holders of Series D Preferred Stock may elect to have their shares of Series D Preferred Stock redeemed pursuant to this Section 3(b); provided, however, that, if holders of a majority of the outstanding shares of Series D Preferred Stock (a “Series D Majority Interest”) elect to cause all shares of Series D Preferred Stock to be redeemed, then the Corporation shall redeem all outstanding shares of Series D Preferred Stock. Any election or notice regarding redemption by a Series D Majority Interest or holder of Series D Preferred Stock pursuant to this Section 3(b), once given, may be revoked at any time prior to the payment in full of the Series D Redemption Price related to the shares elected to be redeemed in such election or notice, provided that, any such revocation shall be accompanied by a payment in cash or check for any portion of the Series D Redemption Price previously paid to any holder of Series D Preferred Stock as to whom such revocation of election or notice regarding redemption applies.

(ii) The price for each share of Series D Preferred Stock redeemed pursuant to this Section 3(b) shall be an amount equal to the product of (A) the Series D Issuance Price, plus all accrued and unpaid dividends thereon at the Dividend Rate through the date of redemption, and (B) the Multiplier (as defined herein) (the “Series D Redemption Price”). The aggregate Series D Redemption Price shall be payable in cash in immediately available funds to the respective holders of the Series D Preferred Stock on the Series D Redemption Date. The “Multiplier” shall initially equal 1.2 and shall be increased by 0.2 (for example, to 1.4, 1.6, 1.8, etc.) effective at 12:01 A.M. local time in New York, NY on each anniversary of the date hereof, until all shares of Series D Preferred Stock have been redeemed in full.

(iii) If the funds of the Corporation legally available to redeem shares of Series D Preferred Stock on the Series D Redemption Date are insufficient to redeem the total number of such shares required to be redeemed on such date, the Corporation shall (i) take any action necessary or appropriate, to the extent reasonably within its control and to the extent permissible under applicable law, to remove as promptly as practicable any impediments to its ability to redeem the total number of shares of Series D Preferred Stock required to be so redeemed, including, without limitation, (A) to the extent permissible under applicable law, reducing the stated capital of the Corporation or causing a revaluation of the assets of the Corporation under Section 154 of the Delaware General Corporation Law to create sufficient surplus to make such redemption and (B) incurring any indebtedness necessary to make such redemption, and (ii) in any event, use any funds that are legally available to redeem the maximum possible number of such shares from the holders of such shares to be redeemed in proportion to the respective number of such shares that otherwise would have been redeemed if all such shares had been redeemed in full. The shares of Series D Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available to redeem such shares of Series D Preferred Stock, the Corporation shall, as promptly as practicable, use such funds to redeem the balance of the shares that the Corporation became obligated to redeem on the Series D Redemption Date (but which it has not yet redeemed) at such Series D Redemption Price.

(iv) Subject to Section 3(h), if any shares of Series D Preferred Stock are not redeemed within five (5) days of the Series D Redemption Date for any reason, then from and after the Series D Redemption Date, at the election of a Series D Majority Interest, any unpaid portion of the Series D Redemption Price shall be treated as indebtedness of the Corporation to the applicable holders of Series D Preferred Stock and accrue interest at a rate of 18.00% per annum, with interest payable in kind, compounding quarterly (the “Series D Redemption Default Interest”), until the Series D Redemption Price is paid in full. Upon such election by the Series D Majority Interest to treat any unpaid portion of the Series D Redemption Price as indebtedness, the Dividend Rate shall cease to accrue, and the Multiple shall cease to apply, to the unpaid Series D Redemption Price so converted. The Series D Redemption Default

Interest shall increase by two percent (2%) as of the end of each three (3) month period following the Series D Redemption Date until such obligation is paid in full unless such interest rate reaches the lesser of (i) the maximum rate of twenty-six percent (26%) per annum, or (ii) the maximum rate permitted by applicable law. Upon the request of a Series D Majority Interest, the Corporation shall issue to the applicable holders of Series D Preferred Stock to be redeemed a promissory note evidencing the obligations of the Corporation pursuant to this Section 3(b)(iv). If any shares of Series D Preferred Stock are not redeemed for any reason within ninety (90) days of the Series D Redemption Date, then at any time thereafter (so long as such shares of Series D Preferred Stock have not been redeemed), a Series D Majority Interest shall have the right to cause the Corporation and the Board of Directors of the Corporation, at the written request of a Series D Majority Interest, to retain a nationally recognized investment bank designated by a Series D Majority Interest and to initiate and proceed with, and to control the process related thereto, a full, bona-fide process to effectuate an Asset Sale or Change of Control (a “Failed Redemption Sale”).

(v) In the event that shares of Series D Preferred Stock required to be redeemed are not redeemed and continue to be outstanding, such shares shall continue to be entitled to dividends thereon as provided in Section 2(d) hereof until the date on which the Corporation actually redeems such shares.

(vi) Each holder of shares of Series D Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares to the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, at the principal executive office of the Corporation or such other place as the Corporation may from time to time designate by notice to the holders of Series D Preferred Stock, and each surrendered certificate shall be canceled and retired and the Corporation shall thereafter make payment of the applicable Series D Redemption Price by certified check or wire transfer; provided, however, that if the Corporation has insufficient funds legally available to redeem all shares of Series D Preferred Stock required to be redeemed, each such holder shall, in addition to receiving the payment of the portion of the aggregate Series D Redemption Price that the Corporation is not legally prohibited from paying to such holder by certified check or wire transfer, receive a new stock certificate for those shares of Series D Preferred Stock not so redeemed. Each holder of shares of Series D Preferred Stock so redeemed by the Corporation shall make customary representations and warranties to the Corporation upon surrender thereof that such holder is the sole record and beneficial owner of the shares of Series D Preferred Stock and shall surrender such shares free of any liens, security interests or other encumbrances.

(c) Subject to Section 3(h) hereof, at any time and from time to time on or after the date hereof, the Corporation may elect to have all, but not less than all, of the outstanding shares of Series D Preferred Stock redeemed for an amount per share equal to the Series D Redemption Price. Any election by a Corporation pursuant to this Section 3(c) shall be made by written notice to all holders of Series D Preferred Stock at least thirty (30) days prior to the elected redemption date (the “Series D Call Redemption Date”). The aggregate Series D Redemption Price shall be payable in cash in immediately available funds to the holders of the Series D Preferred Stock on the Series D Call Redemption Date. In the event that shares of Series D

Preferred Stock required to be redeemed are not redeemed and continue to be outstanding, such shares shall continue to be entitled to dividends thereon as provided in Section 2(d) hereof until the date on which the Corporation actually redeems such shares. Each holder of shares of Series D Preferred Stock shall surrender the certificate or certificates representing such shares to the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, at the principal executive office of the Corporation or such other place as the Corporation may from time to time designate by notice to the holders of Series D Preferred Stock, and each surrendered certificate shall be canceled and retired and the Corporation shall thereafter make payment of the applicable Series D Redemption Price by certified check or wire transfer. Each holder of shares of Series D Preferred Stock so redeemed by the Corporation shall make customary representations and warranties to the Corporation upon surrender thereof that such holder is the sole record and beneficial owner of the shares of Series D Preferred Stock and shall surrender such shares free of any liens, security interests or other encumbrances.

(d) Subject to Section 3(h) hereof, all shares of Series A Preferred Stock and Series B Preferred Stock shall be subject to redemption by the Corporation at a redemption price of $1,000 per share at any time in accordance with the terms of this Section 3. When and if cash is legally available for redemption as determined by the Board of Directors, the Board of Directors may elect to use such cash to redeem shares of Preferred Stock as provided in this Section 3(d) and in Section 3(e) below. Until such time as all shares of Series B Preferred Stock shall have been redeemed at $1,000 per share, all funds used for redemption of Series A Preferred Stock or Series B Preferred Stock shall be paid to the holders of such Preferred Stock in the following proportions: (i) 80% to the holders of shares of Series B Preferred Stock, pro rata in accordance with the number of shares of Series B Preferred Stock held by each such holder to redeem these shares at $1,000 per share, and (ii) 20% to the holders of shares of Series A Preferred Stock, pro rata in accordance with the number of shares of Series A Preferred Stock held by each such holder to redeem these shares at $1,000 per share.

(e) Once redemptions have been made in accordance with Section 3(d) (such that all shares of Series B Preferred Stock shall have been redeemed at $1,000 per share and a pro rata portion of the shares of Series A Preferred Stock shall have been redeemed at $1,000 per share), thereafter when and if cash is legally available for redemption as determined by the Board of Directors, the Board of Directors may elect to use such cash to redeem shares of Preferred Stock as follows: until such time that the remaining shares of Series A Preferred Stock shall have been redeemed at $1,000 per share, all funds used for redemption shall be paid to the holders of Series A Preferred Stock pro rata in accordance with the number of shares of Series A Preferred Stock held by each such holder to redeem these shares at $1,000 per share.

(f) The Series C Preferred Stock may not be redeemed by a demand of the holders of the Series C Preferred Stock. When and if cash is legally available and to the extent not otherwise prohibited by applicable law and to the extent such redemption is not prohibited by, or does not cause a default under, any contractual obligation of the Corporation and/or Vivint, including contractual obligations to the lenders of the Corporation and/or Vivint, the Corporation may redeem the Series C Preferred Stock, in whole or in part, by having Vivint sell contracts in the Designated Contract Pool, as provided below. If the Corporation, at any time permitted above, desires to redeem shares of Series C Preferred Stock, the Corporation shall cause Vivint to sell all or a portion of the accounts in the Designated Contract Pool, and to distribute the proceeds of such sale to the Corporation, which in turn shall use such proceeds to redeem that portion of the Series C Preferred Stock held by holders of Series C Preferred Stock, on a pro rata basis, corresponding to that portion of the then effective Designated Contract Pool sold in such sale. By way of example, if one-third of the then effective contracts in the Designated Contract Pool are sold by Vivint, then the Corporation shall redeem from each holder one-third of the shares of Series C Preferred Stock held by such holder at such time for a price per share equal to the total proceeds distributed to the Corporation from the sale of contracts by Vivint, divided by the total number of shares of Series C Preferred Stock to be redeemed. The Corporation shall be prohibited from selling contracts in the Designated Contract Pool except as provided above in connection with the redemption of shares of Series C Preferred Stock.

(g) All dollar amounts per share of Preferred Stock set forth in this Section 3 shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the applicable series of Preferred Stock.

(h) Notwithstanding any other provision of this Certificate of Incorporation or the Corporation’s Bylaws to the contrary, the Corporation shall not (and shall have no obligation to) redeem any shares of Preferred Stock or Common Stock to the extent such redemption is prohibited by, would violate the terms of, or would cause a breach or default under, the Credit Agreement.

Section 4. Liquidation Rights.

(a) In the event of any liquidation, sale, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, (including as contemplated by Section 4(g) below, the holders of shares of Series D Preferred Stock shall be entitled to be paid first, prior to any other series or class of capital stock of the Corporation (including the holders of Series C Preferred Stock, pursuant to Section 4(b) hereof), out of the assets of the Corporation legally available for distribution to holders of the Corporation’s capital stock, an amount equal to the product of (A) the Series D Issuance Price, plus all accrued and unpaid dividends thereon at the Dividend Rate, and (B) the Multiplier (as defined above). If the assets of the Corporation shall be insufficient to permit the payment in full to the holders of the Series D Preferred Stock of all amounts distributable to them under this Section 4, then the entire assets of the Corporation available for such distribution shall first be distributed ratably among the holders of the Series D Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under this Section 4(a).

(b) After the preferential payments described in Sections 4(a) shall have been made in full to the holders of Series D Preferred Stock, the holders of the Series C Preferred Stock shall only be entitled to receive assets of the Corporation derived from the sale of all or any portion of the Designated Contract Pool by Vivint or corresponding to the value attributed to the Designated Contract Pool in such dissolution event, in an amount equal to that portion of the then effective security alarm contracts in the Designated Contract Pool sold in such sale or liquidation event, and only to the extent such distribution is not prohibited by, or does not cause a default under, any contractual obligation of the Corporation and/or Vivint, including contractual obligations to the lenders of the Corporation and/or Vivint. Subject to the preceding sentence, the full amount of the proceeds of such sale or liquidation of the Designated Contract Pool by Vivint shall be distributed to the holders of the Series C Preferred Stock and the holders of any other series or class of the Corporation’s capital stock shall not be entitled to receive a distribution of the proceeds of any sale or liquidation of the Designated Contract Pool. The holders of Series C Preferred Stock shall not have any rights to any distribution of assets of the Corporation other than the proceeds of a sale or liquidation, in whole or in part, of the Designated Contract Pool.

(c) After the preferential payments described in Sections 4(a) and 4(b) shall have been made in full to the holders of Series D Preferred Stock and Series C Preferred Stock, the holders of shares of Series B Preferred Stock and Series B Common Stock shall be entitled to be paid first, prior to any other series or class of capital stock of the Corporation, out of the assets of the Corporation legally available for distribution to holders of the Corporation’s capital stock, an amount equal to (A) $1,000 per share of Series B Preferred Stock (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series B Preferred Stock), and (B) $900 per share of Series B Common Stock (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series B Common Stock), less the amount of all dividends per share paid on the Series B Common Stock prior to the payment of such liquidation preference.

If the assets of the Corporation shall be insufficient to permit the payment in full to the holders of the Series B Preferred Stock and Series B Common Stock of all amounts distributable to them under this Section 4(c), then the entire assets of the Corporation (other than the proceeds of the sale or liquidation of the Designated Contract Pool) available for such distribution shall first be distributed ratably among the holders of the Series B Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under this Section 4(c), and second shall be distributed ratably among the holders of the Series B Common Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under this Section 4(c).

(d) After the preferential payments described in Sections 4(a)-(c) shall have been made in full to the holders of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series B Common Stock, or funds necessary for such payments shall have been set aside by the Corporation in trust for the account of holders of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series B Common Stock so as to be available for such payments, the holders of Series A Preferred Stock and Series A Common Stock shall be entitled to be paid next, prior to any other series or class of capital stock of the Corporation, out of the assets of the Corporation legally available for distribution to holders of the Corporation’s capital stock, an amount equal to (A) $1,000 per share of Series A Preferred Stock (which amount shall be subject to equitable adjustment wherever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series A Preferred Stock) and (B) $900 per share of Series A Common Stock (which amount shall be subject to equitable adjustment wherever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to the Series A Common Stock), less the amount of all dividends per share paid on the Series A Common Stock prior to the payment of such liquidation preference.

If the assets of the Corporation shall be insufficient to permit the payment in full to the holders of Series A Preferred Stock and Series A Common Stock of all amounts distributable to them under this Section 4(d), then the entire remaining assets of the Corporation available for such distribution shall first be distributed ratably among the holders of Series A Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under this Section 4(d), and second shall be distributed ratably among the holders of the Series A Common Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under this Section 4(d).

(e) If the assets of the Corporation legally available for distribution are sufficient to permit payment in full of the preferential payments described in Sections 4(a)-(d) to the holders of the Series C Preferred Stock, the holders of the Series B Preferred Stock, the holders of the Series A Preferred Stock and the holders of Voting Common Stock then, notwithstanding the terms of Sections 4(c) and 4(d), the Corporation shall distribute to the holders of the Series B Preferred Stock and the Series A Preferred Stock an amount equal to $1000 per share of Series B Preferred Stock and Series A Preferred Stock (which amount shall be subject to equitable adjustment wherever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to such Preferred Stock) or funds necessary for such payments shall be set aside by the Corporation in trust for the account of holders of the Series B Preferred Stock and the Series A Preferred Stock so as to be available for such payments, and the remaining assets of the Corporation legally available for distribution shall be distributed among the holders of Common Stock ratably in proportion to the number of shares then held by them. In no event shall the holders of Series B Preferred Stock and the Series A Preferred Stock be entitled to receive any amounts in excess of $1000 per share of such Preferred Stock (which amount shall be subject to equitable adjustment wherever there shall occur a stock dividend, stock split, combination of shares, reclassification or other similar event with respect to such Preferred Stock).

(f) Whenever the distributions provided for in this Section 4 shall be payable in property other than cash, the value of such distributions shall be the fair market value of such property as determined in good faith by the Board of Directors. The Corporation shall give prompt written notice of such valuation to each holder of Preferred Stock and Common Stock.

(g) For the purposes of this Section 4, each of (i) the merger or consolidation of the Corporation or other acquisition transaction (or a series of transactions) in which the holders of capital stock of the Corporation immediately prior to such transaction do not hold in excess of 50% in voting power of the capital stock of the surviving or acquiring corporation (a “Change of Control”), and (ii) the sale of all or substantially all of the assets of the Corporation (an “Asset Sale”), shall be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation unless the holders of a Series D Majority Interest and the holders of at least a majority of the then outstanding shares of Series B Common Stock, each, elect to the contrary, such election to be made by giving written notice thereof to the Corporation at least three (3) business days before the effective date of such event. Unless such election is made, any amounts received by the holders of the Preferred Stock and Common Stock as a result of such merger, consolidation or acquisition shall be deemed to be applied toward, and all consideration received by the Corporation in such Change of Control or Asset Sale together with all other available assets of the Corporation shall be distributed toward, the liquidation payments attributable to such shares of Preferred Stock and Common Stock in accordance with this Section.

Section 5. Restrictions.

(a) Except where the vote of the holders of a greater number of shares of the Corporation is required by law or by this Certificate of Incorporation, and in addition to any other vote required by law or this Certificate of Incorporation, without first obtaining the affirmative vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Common Stock voting as a separate class, the Corporation (which, for purposes of this Section 5 will include any subsidiary of the Corporation) will not:

(i) create, authorize or issue, or obligate the Corporation to issue, shares of any class or series of stock or authorize or issue any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock of the Corporation or reclassify any outstanding shares of any class or series of stock or create any option or similar equity compensation plan or arrangement;

(ii) amend, alter, waive or repeal its Certificate of Incorporation or Bylaws;

(iii) sell all or any material portion of the assets of the Corporation or liquidate, dissolve or wind-up the affairs of the Corporation, including any activity described in Section 4(g);

(iv) change the size of the Corporation’s Board of Directors;

(v) change the business of the Corporation in any material respect or add any unrelated line of business;

(vi) hire, terminate the employment of or establish or amend the compensation for any key management employees;

(vii) declare any dividends or other distributions;

(viii) redeem or acquire any equity securities of the Corporation other than repurchases from employees, directors and consultants pursuant to agreements where the Corporation has the option of repurchase upon the occurrence of certain events, such as termination of employment;

(ix) acquire all or substantially all of the assets, or any portion of capital stock providing voting control, of another entity, whether through purchase, merger, consolidation or otherwise; or

(x) enter into any transactions with the executive officers, directors, or stockholders of the Corporation or any of their related or affiliated parties.

(b) Notwithstanding any other provision of this Certificate of Incorporation or the Corporation’s Bylaws to the contrary, written notice of any action specified in Section 5(a) shall be given by the Corporation to each holder of outstanding shares of Series B Common Stock at least ten (10) days before the date on which the books of the Corporation shall close or a record shall be taken with respect to such proposed action, or, if there shall be no such date, at least ten (10) days before the date when such proposed action is scheduled to take place. Any holder of outstanding shares of Series B Common Stock may waive any notice required to be given to such holder by this Section by a written document specifically indicating such waiver.

(c) Notwithstanding the foregoing, without first obtaining the affirmative vote or written consent of the holders of at least eighty percent (80%) of the outstanding Series D Preferred Stock, the Corporation (which, for purposes of this Section 5 will include any subsidiary of the Corporation) will not:

(i) alter or change the rights, preferences or privileges of the Series D Preferred Stock;

(ii) amend, alter, waive or repeal any portion of the Transaction Documents in any manner that adversely impacts the Series D Preferred Stock; or

(iii) declare or pay any dividend or distribution, or redeem or acquire, any shares of capital stock of the Corporation ranking on a parity with or junior to the Series D Preferred Stock as to dividends or proceeds upon liquidation, other than the payment of dividends on or redemption of the Series D Preferred Stock as set forth in Section 3(b) and 3(c) hereof.

(d) Without first obtaining the affirmative vote or written consent of the holders of a Series D Majority Interest, the Corporation (which for purposes of this Section 5 will include any subsidiary of the Corporation) will not:

(i) create, authorize or issue, or obligate the Corporation to issue (including by reclassifying any existing class or series of capital stock), shares of any class or series of capital stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of any class or series of capital stock of the Corporation, having any preference or priority as to rights or privileges superior to or on a parity with any such preference or priority of the Series D Preferred Stock, except to the extent that (A) all of the shares of Series D Preferred Stock are redeemed and the Series D Redemption Price therefor paid in full pursuant to Section 3(c) hereof on or prior to the date of such issuance, or (B) such violation would not result in the Series D Leverage Ratio exceeding 30.0:1.0; or

(ii) incur at any time any indebtedness (other than inter-company indebtedness) for borrowed money which would result in the Series D Leverage Ratio exceeding 30.0:1.0 (provided, however, that for purposes of this Section 5(d)(ii), subsidiary shall not include any subsidiary of the Corporation which is not a party to the Credit Agreement in accordance with the terms thereof);

(iii) change the line of business of the Corporation to the extent that any such change would, or would reasonably be expected to, (i) cause the Corporation or any holder of Series D Preferred Stock to violate any U.S. or foreign banking laws (including, without limitation, the Bank Holding Company Act of 1956, as amended from time to time) or (b) require the consent of, or approval from, the Federal Reserve System; or

(iv) enter into any transactions with the executive officers, directors, or stockholders of the Corporation or any of their related or affiliated parties.

(e) The “Series D Leverage Ratio” shall mean, as of any date of determination, the ratio of (i) the sum of (a) the aggregate outstanding principal balance and accrued and unpaid interest under the Credit Agreement and any other indebtedness for borrowed money of the Corporation or its subsidiaries who are (or are required to be) a party to the Credit Agreement, but excluding any inter-company indebtedness, plus (b) the Series D Redemption Price as if the Series D Preferred Stock were to be redeemed as of such date, plus (c) the redemption price or liquidation value and accrued but unpaid dividends (without double counting) on all classes or series of capital stock of the Corporation outstanding or proposed to be issued having any preference or priority as to rights or privileges superior to or on a parity with any such preference or priority of the Series D Preferred Stock, to (ii) the aggregate Eligible RMR, as defined in the Credit Agreement, as of such date.

(f) Notwithstanding any other provision of this Certificate of Incorporation or the Corporation’s Bylaws to the contrary, written notice of any action specified in Sections 5(c) or 5(d) shall be given by the Corporation to each holder of outstanding shares of Series D Preferred Stock at least ten (10) days before the date on which the books of the Corporation shall close or a record shall be taken with respect to such proposed action, or, if there shall be no such date, at least ten (10) days before the date when such proposed action is scheduled to take place. Any holder of outstanding shares of Series D Preferred Stock may waive any notice required to be given to such holder by this Section by a written document specifically indicating such waiver.

Section 6. Pre-Emptive Rights.

(a) The Corporation shall not issue any debt or equity securities in exchange for capital or otherwise, including, without limitation, any warrants or options or other convertible securities, unless the Corporation shall have first offered to sell to the holders of the Voting Common Stock their respective proportionate percentage of such securities (the “Offered Securities”) at a price and on such other terms as shall have been specified by the Corporation in a writing delivered to the holders of Voting Common Stock (the “Rights Offer”). The Rights Offer by its terms shall remain open and irrevocable for a period of 20 days from the date the Rights Offer is delivered by the Corporation to the holders of the Voting Common Stock (such period being hereinafter referred to as the “Offer Period”). The date on which the Corporation delivers the Rights Offer is hereinafter referred to as the “Notice Date”.

(b) Notice from a holder of Voting Common Stock of the intention to accept a Rights Offer made pursuant to Section 6(a) shall be evidenced by a writing signed by the holder of Voting Common Stock and delivered to the Corporation prior to the end of the Offer Period, setting forth such portion of the Offered Securities which the holder of Voting Common Stock elects to purchase (the “Notice of Acceptance”). At the closing of the transactions contemplated by the Rights Offer and the Notice of Acceptance, the holder of Voting Common Stock shall pay to the Corporation the entire purchase price for the Offered Securities purchased by the holder at a time and place mutually acceptable to the parties.

(c) In the event that all or some Offered Securities are not purchased by the holders of Voting Common Stock in accordance with Sections 6(a) and 6(b) (the “Refused Securities”), the Corporation shall have 90 days from the expiration of the Offer Period to sell all or any part of the Refused Securities to any other person or persons, on terms and conditions, including without limitation, price, which are not more favorable to such other person or persons or less favorable to the Corporation than those set forth in the Rights Offer.

(d) Any Offered Securities not purchased by the holders of Voting Common Stock or other person or persons in accordance with Sections 6(a), 6(b) and 6(c) may not be sold or otherwise disposed of until they are again offered to the holders of Voting Common Stock under the procedures specified in paragraphs Section 6(a), 6(b) and 6(c).

Section 7. No Reissuance of Preferred Stock.

No shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided that:

(a) Elections of directors need not be by written ballot unless, and only to the extent, otherwise provided in the Bylaws; and

(b) Subject to any applicable requirements of law, the books of the Corporation may be kept outside the State of Delaware at such locations as may be designated by the Board of Directors or in the Bylaws of the Corporation.

SIXTH: The Corporation shall indemnify each person who at any time is, or shall have been, a director or officer of the Corporation and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended. In furtherance of and not in limitation of the foregoing, the Corporation shall advance expenses, including attorneys’ fees, incurred by an officer or director of the

Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it shall be ultimately determined that he is not entitled to be indemnified by the Corporation. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director or officer may be entitled, under any Bylaw, agreement, vote of directors or stockholders or otherwise. No amendment to or repeal of the provisions of this Article SIXTH shall deprive a director or officer of the benefit hereof with respect to any act or failure to act occurring prior to such amendment or repeal.

SEVENTH: No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages arising out of such director’s breach of his fiduciary duty as a director of the Corporation, except to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended. No amendment to or repeal of the provisions of this Article SEVENTH shall deprive any director of the Corporation of the benefit hereof with respect to any act or failure to act of such director occurring prior to such amendment or repeal.

CERTIFICATE OF AMENDMENT TO

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APX GROUP, INC.

APX Group, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is APX Group, Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on April 5, 2006 and thereafter amended and restated on April 18, 2006, July 11, 2007 and October 2, 2009, was further amended by articles of amendment filed with the Secretary of State on December 30, 2010, and further amended and restated on December 19, 2011.

2. This Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation attached as Exhibit A hereto has been duly adopted by the corporation’s board of directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

3, The Fourth Amended and Restated Certificate of Incorporation of APX Group, Inc. is hereby amended as set forth in Exhibit A hereto.

Executed this 28th day of February, 2012.

APX GROUP, INC.

By:	/s/ Todd R. Pedersen
Name:	Todd R. Pedersen
Title:	Chief Executive Officer

Exhibit A

AMENDMENT TO THE

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

APX GROUP, INC.

Article Fourth, subsections (a) through (g) are hereby amended and restated in their entirety as follows:

“FOURTH: The total number of shares of all classes of stock that the Corporation has authority to issue is 138,508 shares, consisting of

(a) 25,576 shares of Series A Common Stock, par value $.01 per share (“Series A Common Stock”);

(b) 25,576 shares of Series B Common Stock, par value $.01 per share (“Series B Common Stock” and, together with Series A Common Stock, “Voting Common Stock”);

(c) 1,550 shares of Series C Common Stock, par value $.01 per share (“Series C Common Stock” or “Nonvoting Common Stock”), and together with Series A Common Stock and Series B Common Stock, “Common Stock”);

(d) 25,576 shares of Series A Preferred Stock, par value $.01 per share (“Series A Preferred Stock”);

(e) No shares of Series B Preferred Stock, par value $.01 per share (“Series B Preferred Stock”);

(f) 10,230 shares of Series C Preferred Stock, par value $.01 per share (“Series C Preferred Stock”); and

(g) 50,000 shares of Series D Preferred Stock, par value $.01 per share (“Series D Preferred Stock,” and, together with Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, “Preferred Stock”).”